                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                                       FORM 6-K

                               REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                           SECURITIES EXCHANGE ACT OF 1934



                                 dated May 15, 1998


                                      ILOG S.A.



                                   9 rue du Verdun
                                94253 Gentilly, FRANCE
                                         and
                                 1901 Landings Drive
                           Mountain View, California 94043
                                        USA
                       (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F     X          Form 40-F          .
                    ---------                ---------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

          Yes                 No       X    .
               ---------           ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

          82-    N.A.    .
              ---------

                                      ILOG S.A.
                                       FORM 6-K


     ILOG S.A. (the "COMPANY") reported its results for the quarter and nine months ended March 31, 1998 in a press release dated April 23, 1998. Such press release is attached as EXHIBIT A hereto and is incorporated by reference herein.

     SAP AG signed a letter of intent to purchase 653,062 new shares of the Company, which would give SAP AG approximately 5% ownership of the Company. The signing of the letter of intent was announced in a press release dated April 23, 1998. Such press release is attached as EXHIBIT B hereto and is incorporated by reference herein.

                                    EXHIBIT INDEX


Exhibit A      Press release, dated April 23, 1998, announcing the results of
               ILOG S.A. for the quarter ending March 31, 1998

Exhibit B      Press release, dated April 23, 1998, announcing that SAP AG has signed a letter of intent to purchase 653,062 new shares of ILOG
               S.A.

                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              ILOG S.A.


                              By:  /s/ Roger Friedberger
                                   ----------------------------------------
                                   Roger Friedberger
                                   Chief Financial Officer

Date: May 15, 1998

                                      EXHIBIT A


          ILOG REPORTS 77% REVENUE GROWTH FOR QUARTER ENDED MARCH 31, 1998

Paris, France, April 23, 1998 -- ILOG S.A. (NASDAQ NMS: ILOGY), a leading provider of advanced software components, today reported revenues of $14.9 million for its third quarter ended March 31, 1998, an increase of 77% compared to $8.4 million in the March 1997 quarter.

Income from operations was $1.4 million in the March 1998 quarter, excluding the write-off of acquired intangibles of $1.3 million related to the CPLEX acquisition, compared to an operating loss of $0.7 million in the March 1997 quarter. Earnings per share (diluted), excluding the write-off of acquired intangibles, for the March 1998 quarter was $0.10 on 14.4 million shares, compared to a loss per share of $0.08 on 8.5 million shares in the March 1997 quarter. Earnings per share in the current quarter was $0.01 after including the write-off of acquired intangibles.

BUSINESS DEVELOPMENTS DURING THE QUARTER

"I am pleased with our revenue growth and operating profitability, which reflects our success as a high-end library provider for optimization applications and the telecommunications market" said Pierre Haren, Chairman and Chief Executive Officer of ILOG. "The growth was achieved despite some softness and currency weakness in Asia, which we believe may continue into the June quarter".

ILOG's penetration in the enterprise software market increased during the quarter as smaller ISVs such as ITLS and Promira, who had embedded ILOG optimization libraries in their products, were acquired by I2 and Manugistics, the leading Supply Chain Management vendors. ILOG optimization products were also selected by about 50 new large end-users in the telecommunications, manufacturing and transportation industries. This included the first notable sale of ILOG's new product ILOG Dispatcher for foodstuff distribution. To cater to the needs of high-end optimization customers, ILOG in the quarter announced with Sun the release of the parallel version of CPLEX 5.0 which delivers a 30-fold performance improvement for the solution of large linear programming applications on Sun Ultra HPC 6000 machines.

In the telecommunications market, ILOG enjoyed success in the network management space, obtained two new partnership agreements with Bull and Digital Equipment on alarms management, and started winning telecommunications contracts with two new partners, EDS in France and IBM in Switzerland. "We delivered the commercial release of Telecom Graphics Objects (TGO) on time to our first customers, as well as a new major release of our best-selling graphics product ILOG Views during this quarter" indicated Pierre Haren, "this demonstrates our commitment to the continuing improvement of our visualization product line."

During the quarter a reorganization of ILOG's sales force outside of France was started to transform the organization from a regional sales structure to an industry-specific structure. In France, an industry-specific structure has successfully been in operation for a number of years. In connection with the reorganization Stuart Bagshaw, Chief Operating Officer, is assuming the additional role of President of ILOG, Inc.

ABOUT ILOG

ILOG is a leading provider of advanced C, C++ and Java software components for graphics and resource optimization. ILOG products deliver high performance data visualization for 2D and 3D user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real time data flow control, and components for integrating modules with real time and relational data sources. ILOG was founded in 1987, and now employs approximately 390 people in seven countries. Visit www.ilog.com for additional information.

                                     ILOG S.A.
                 CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                  -------------------------------------------------
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                        THREE MONTHS ENDED            NINE MONTHS ENDED
                                                     -----------------------      -----------------------
                                                     MARCH 31       MARCH 31      MARCH 31       MARCH 31
                                                       1998           1997          1998           1997
                                                     -------        --------      --------       --------
Revenues:
  License fees                                       $ 9,422         $5,995       $ 24,020        $16,438
  Services                                             5,479          2,411         14,343          7,318
                                                     -------         ------       --------        -------
     Total revenues                                   14,901          8,406         38,363         23,756
                                                     -------         ------       --------        -------

Cost of revenues
  License fees                                           206            208            742            610
  Services                                             3,011          1,456          7,705          4,062
                                                     -------         ------       --------        -------
     Total cost of revenues                            3,217          1,664          8,447          4,672
                                                     -------         ------       --------        -------

Gross profit                                          11,684          6,742         29,916         19,084
                                                     -------         ------       --------        -------

Operating expenses
  Marketing and selling                                6,957          5,190         19,687         15,624
  Research and development                             1,782          1,156          4,769          3,613
  General and administrative                           1,574          1,082          4,223          3,169
  Write-off of acquired intangibles                    1,291            -           30,985            -
                                                     -------         ------       --------        -------
    Total operating expenses                          11,604          7,428         59,664         22,406
                                                     -------         ------       --------        -------

Income (loss) from operations                             80           (686)       (29,748)        (3,322)
Net interest income (expense) and other                   61            (17)           (21)           970
                                                     -------         ------       --------        -------

Net income (loss)                                    $   141         $ (703)      $(29,769)       $(2,352)
                                                     -------         ------       --------        -------

Net income (loss) per share - Basic                  $  0.01         $(0.08)      $  (2.39)       $ (0.31)
                            - Diluted                $  0.01         $(0.08)      $  (2.39)       $ (0.31)

Share and share equivalents used
  in per share calculations - Basic                   12,952          8,520         12,477          7,472
                            - Diluted                 14,376          8,520         12,477          7,472


                                      ILOG S.A.
                  CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                  -------------------------------------------------
                                    (IN THOUSANDS)

                                                                   MARCH 31       JUNE 30
                                                                     1998           1997
                                                                   --------       --------
ASSETS
Current assets
  Cash and cash equivalents                                        $  8,658       $ 26,037
  Accounts receivable                                                14,181          9,740
  Other receivables and prepaid expenses                              4,370          2,487
                                                                   --------       --------
     Total current assets                                            27,209         38,264

Acquired intangible assets                                              568            -
Property and equipment-net and other assets                           3,286          3,044
                                                                   --------       --------

     Total assets                                                  $ 31,063       $ 41,308
                                                                   --------       --------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Accounts payable and accrued expenses                            $ 10,240       $  7,799
  Current debt                                                        2,049          2,183
  Deferred revenue                                                    5,497          3,165
                                                                   --------       --------
     Total current liabilities                                       17,786         13,147

Long-term portion of debt                                             5,948          1,134
                                                                   --------       --------
     Total liabilities                                               23,734         14,281
                                                                   --------       --------

Shareholders' equity
   Paid-in capital                                                   49,451         38,398
   Accumulated deficit and currency translation adjustment          (42,122)       (11,371)
                                                                   --------       --------
     Total shareholders' equity                                       7,329         27,027
                                                                   --------       --------

     Total liabilities and shareholders' equity                    $ 31,063       $ 41,308
                                                                   --------       --------


DISCUSSION OF FINANCIAL HIGHLIGHTS

REVENUES AND GROSS MARGIN
Revenues in the quarter grew by 77% with license and service revenues increasing by 57% and 127% respectively over the same quarter in the preceding year. The revenue growth was derived from product license fees in Europe and North America, and from consulting and support activities worldwide.

Overall gross margin for the quarter was 78% compared to 80% for the same period in the preceding year reflecting an increased mix of services revenue, which in the quarter was 37% of revenues compared to 29% in the same period of the preceding year. Gross margin for services revenues in the quarter improved to 45% from 40% in the same period of the preceding year reflecting the strength of the company's consulting activities.

OPERATING EXPENSES
Marketing and selling expenses for the quarter increased by 34% over the same period in the prior year reflecting increased expenses associated with the 77% growth in revenues.

Research and development expenses, net of government funding, for the quarter increased by 54% over the same period in the prior year reflecting R&D headcount growth from 49 to 70 between March 31, 1997 and 1998. Government research and development funding in the quarter was $173,000 compared to $93,000 for the same period in the preceding year.

General and administrative expenses for the quarter increased by 45% over the same period in the prior year reflecting increased resources in accounting and management information systems to support the growth of the company's business in North America.

OTHER INCOME (EXPENSE)
Net interest and other income (expense) for the quarter increased from $(17,000) to $61,000 due principally to realized foreign currency exchange gains in the quarter. However, currency fluctuations generally did not have a material effect on the company's income from operations, net income or earnings per share for the quarter ended March 31, 1998.

NINE MONTH RESULTS
The company reported revenues of $38.4 million for the nine months ended March 31, 1998, an increase of 61% compared to $23.8 million in the prior year. Excluding the write-off of acquired intangibles of $31.0 million the income from operations for the nine-month period was $1.2 million compared to a $3.3 million loss in the corresponding period of the prior year. Earnings per share for the nine-month period, excluding the write-off of acquired intangibles, was $0.10 on
12.5 million shares, compared to a $0.31 loss per share on 7.5 million shares in the corresponding period of the prior year. The loss per share in the nine-month period was $2.39 after including the write-off of acquired intangibles.

BALANCE SHEET
Cash at March 31, 1998 increased to $8.7 million from $6.9 million at December 31, 1997 primarily reflecting the operating profit in the December quarter. Days sales outstanding of receivables was 86 days at March 31, 1998 compared to 84 days at December 31, 1997. Deferred revenues increased to $5.5 million at March 31, 1998 from $3.9 million at December 31, 1997 due to new and renewed maintenance contract commitments by customers.

Long-term debt during the nine-month period increased by $4.8 million to $ 5.9 million at March 31, 1998 reflecting the five-year notes payable issued in connection with the acquisition of the CPLEX business. At March 31, 1998 shareholders' paid-in capital increased to $49.5 million (13.0 million shares), from $38.4 million (11.0 million shares) at June 30, 1997 reflecting the issuance of 1.7 million shares in connection with the Company's acquisition of the CPLEX business and the exercise of 0.3 million stock options. Shareholders' equity decreased to $7.3 million, from $27.0 million at June 30, 1997 reflecting the net loss for the nine-month period and the increase in paid-in capital.

FORWARD LOOKING INFORMATION

This release contains "forward looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the economic, political and currency risks associated with the company's European, North American and Asian operations, the impact of the current sales personnel reorganization, the timing of significant revenues, and those risks and uncertainties mentioned under "Risk Factors" in the company's form 20-F for the year ended June 30, 1997 which is on file with the United States Securities and Exchange Commission.

ILOG and CPLEX are registered trademarks of ILOG. All other product and company names are trademarks or registered trademarks of their respective owners.

RESULTS AND PRESS RELEASE FOR FRENCH SHAREHOLDERS

For the benefit of our French shareholders a translation of this announcement is also being sent to our shareholders with French addresses of record and to anyone else upon request. In addition, to facilitate their comprehension of the Company's financial results the foregoing financial statements, which are prepared under accounting principles generally accepted in the United States, have been translated into French Francs at the average historical exchange rates for the related periods and the exchange rates at the relevant balance sheet dates. These translated financial statements for the benefit of shareholders generally follow below.


                                     ILOG S.A.
               DONNEES FINANCIERES CONSOLIDEES CLEFS  (NON AUDITEES)
               -----------------------------------------------------
       (EN MILLIERS DE FRANCS FRANCAIS, SAUF INFORMATIONS DONNEES PAR ACTION)


                                                   TRIMESTRE CLOS LE 31 MARS    NEUF MOIS CLOS LE 31 MARS
                                                   -------------------------    -------------------------
                                                      1998           1997          1998           1997
                                                    --------       --------      ---------      ---------
Chiffre d'affaires

  Logiciels                                           57,097         33,772        143,611         88,075
  Services                                            33,203         13,582         85,740         39,098
                                                    --------       --------      ---------      ---------
     Total chiffre d'affaires                         90,300         47,354        229,351        127,174
                                                    --------       --------      ---------      ---------

Prix de revient des ventes
  Logiciels                                            1,248          1,172          4,436          3,262
  Services                                            18,247          8,202         46,066         21,753
                                                    --------       --------      ---------      ---------
     Total prix de revient des ventes                 19,495          9,374         50,502         25,015
                                                    --------       --------      ---------      ---------

Marge Brute                                           70,805         37,980        178,849        102,158
                                                    --------       --------      ---------      ---------

Frais Generaux et Commerciaux
  Frais commerciaux                                   42,159         29,237        117,761         83,494
  Frais de  recherche et developpement                10,799          6,512         28,543         19,289
  Frais generaux et administratifs                     9,538          6,095         25,291         16,948
  Amortissements intangibles                           7,823            -          186,756            -
                                                    --------       --------      ---------      ---------
    Total frais generaux et commerciaux               70,320         41,844        358,351        119,730
                                                    --------       --------      ---------      ---------

Resultat operationnel                                    485         (3,864)      (179,501)       (17,572)
Produits (charge) financiers et autres                   370            (96)          (107)         5,037
                                                    --------       --------      ---------      ---------

Resultat net                                             854         (3,960)      (179,608)       (12,535)
                                                    --------       --------      ---------      ---------

Resultat net par action (francs)                        0.07          (0.46)        (14.40)         (1.68)

Nombres moyen d'actions en circulation                12,952          8,520         12,477          7,472
(En milliers)

                                   ILOG S.A.
                   BILANS  CONSOLIDES  RESUMES   (NON AUDITES)
                   -------------------------------------------
                         (EN MILLIERS DE FRANCS FRANCAIS)


                                                                    31 MARS        30 JUIN
                                                                     1998            1997
                                                                   --------        -------
ACTIF
Actif circulant:
  Disponibilites et valeurs mobilieres de placement                  53,507        153,096
  Clients, nets                                                      87,640         57,271
  Autres elements d'actif circulant                                  27,009         14,623
                                                                   --------        -------
     Total de l'actif circulant                                     168,156        224,990

Immobilisations corporelles, nettes et autres actifs                 20,308         17,898
Immobilisations incorporelles, nettes                                 3,510

                                                                   --------        -------
Total de l'actif                                                    191,974        242,888
                                                                   --------        -------
                                                                   --------        -------

PASSIF
Passif moins d'un an:
  Fournisseurs et comptes rattaches                                  63,284         45,858
  Dette financiere a court terme                                     12,661         12,836
  Produits constates d'avance                                        33,974         18,610
                                                                   --------        -------
     Total passif a moins d'un an                                   109,919         77,304

Dette financiere a long terme                                        36,762          6,668
                                                                   --------        -------
     Total passif a court et long terme                             146,681         83,972

Capitaux propres
  Capital souscrit et prime d'emission                              305,612        225,778
  Report a nouveau et ecart de conversion                          -260,319        -66,862
                                                                   --------        -------
     Total des capitaux propres                                      45,293        158,916

                                                                   --------        -------
     Total du passif                                                191,974        242,888
                                                                   --------        -------
                                                                   --------        -------



Pour l'information de nos actionnaires francais, une traduction de cette annonce sera egalement envoyee nos actionnaires enregistres avec une adresse francaise et toute personne en faisant la demande. De plus, afin de faciliter la comprehension des resultats financiers de la societe, les comptes consolides precedents ont ete traduits en francs francais aux taux moyens historiques des periodes considerees et aux taux de cloture aux dates de bilan.

                                      EXHIBIT B

                 SAP AG PLANS TO MAKE $10 MILLION INVESTMENT IN ILOG


GENTILLY, France--April 23, 1998--ILOG S.A. (NASDAQ NMS: ILOGY), announced today that SAP AG market and technology leader in client/server enterprise application software has decided to make a $10 million investment in ILOG S.A. After this investment SAP will own approximately 5% of ILOG. SAP has signed a non-binding letter of intent to purchase 653,062 new shares in ILOG at $15.3125, a 25% premium over ILOG's closing share price as of April 22, 1998 for a total consideration of $10,000,012. SAP has agreed to a standstill with respect to future purchases of ILOG stock. The investment is subject to the parties concluding a definitive agreement and ILOG shareholder approval.

ABOUT SAP

SAP is a market and technology leader in client/server enterprise application software. It provides comprehensive solutions for companies of all sizes in all industry sectors. Building innovative technologies on a solid foundation of business experience, SAP delivers scalable solutions that enable its customers to improve continually on best business practices. SAP products empower people to respond quickly and decisively to dynamic market conditions, which helps businesses achieve and maintain competitive advantages. Founded in 1972, SAP is based in Walldorf, Germany, and employs more than 13,000 people at offices in more than 50 countries. The SAP worldwide web site is located at www.sap.com.

ABOUT ILOG

ILOG is a leading provider of advanced C, C++ and Java software components for graphics and resource optimization. ILOG products deliver high performance data visualization for user interfaces; integer, linear and constraint solvers for resource optimization, scheduling, logistics and planning applications; dynamic rule systems for intelligent agents and real time data flow control, and components for integrating modules with real time and relational data sources. ILOG was founded in 1987, and now employs approximately 390 people in seven countries. Visit www.ilog.com for additional information.

FORWARD LOOKING INFORMATION

This release contains "forward looking" information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include, without limitation, the Company receiving the investment from SAP as described above.

ILOG is a registered trademark of ILOG and SAP is a registered trademark of SAP AG.